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File No. 333-257157
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[PROOF] Your first Venture Capital investment

Fundrise

To:

FUNDRISE


Artificial Intelligence & Machine Learning
Modern Data Infrastructure
Development Operations

YOUR FIRST INVESTMENT

Welcome to Venture Capital

Congratulations on making your first investment into the Fundrise Innovation Fund. You've now joined the relatively small global population of Venture Capital investors who've managed to acquire shares of blue-chip tech companies *before* they've gone public.

Immuta

Immuta is a B2B Software-as-a-Service (SaaS) platform, specializing in security...

Mid-Stage Company | Data Infra

Valuation at Last Funding	$1B
Our Investment	$1.02M

Vanta

Market leader in subscription software that helps companies achieve security compliance standards

Mid-Stage Company | Data Infra

Valuation at Last Funding	$1.65B
Our Investment	$5.0M

Inspectify

Inspectify is a vertically-integrated property inspection software platform and leading...

Early-stage Company | PropTech

Valuation at Last Funding	$47M
Our Investment	$4.00M

View All Portfolio Companies →

What to expect moving forward

- **Regular Reporting:** We will keep investors updated on the progress of our portfolio companies and investment theses as new information comes available. Here are two strategy primers to review in the meantime:
  - Our Data Infrastructure investment thesis
  - Our Public Credit investment strategy
- **Additional Diversification:** We plan to continue sourcing and closing deals to expand your portfolio. You will automatically gain exposure to those new companies as deals are closed.

While we're proud of the progress we've already made toward creating unprecedented access to Venture Capital, we're even more excited about the journey ahead of us. Thank you for your continued partnership.

MAKE ANOTHER INVESTMENT